

July 10, 2012

David R. Jaffe
Chief Executive Officer
Ascena Retail Group, Inc.
30 Dunnigan Drive
Suffern, NY 10901

> **Re:** **Ascena Retail Group, Inc.**
> **Form 10-K for Fiscal Year Ended July 30, 2011**
> **Filed September 28, 2011**
> **File No. 333-168953**

Dear Mr. Jaffe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

Fiscal 2011 Compared to Fiscal 2010, page 25

Net Sales, page 25

1. We note your disclosure that comparable store sales refer to the growth of sales on stores open throughout the full period and throughout the full prior period; and that the determination of which stores are included in the comparable store sales calculation only

changes at the beginning of each fiscal year, except for stores that close during the fiscal year, which are excluded from comparable store sales beginning with the fiscal month the store actually closes. We further note on page 26 that the fiscal 2011 net increase in Justice net sales includes an increase of $86.8 million, or 8%, in comparable store sales during fiscal 2011. Please tell us why Justice stores are included in the comparable stores data for fiscal 2011. In this regard, it appears to us that stores have to be open for at least two years at the beginning of the fiscal year determination date to be included in comparable store sales (page 25) and that Justice stores were not open throughout fiscal 2010 and only included sales from the November 25, 2009 merger date to July 31, 2010 (page 29).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining